Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

January 14, 2025

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Re:	Allurion Technologies, Inc.—Request for Withdrawal of Registration

Statement on Form S-1 (File No. 333-283701)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allurion Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-283701), together with the exhibits thereto, which was filed on December 10, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Paul R. Rosie, of Goodwin Procter LLP, at (617) 570-1724.

Very truly yours,
Allurion Technologies, Inc.

/s/ Shantanu Gaur
Chief Executive Officer

cc:	Brendan Gibbons, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP

Jeffrey Letalien, Goodwin Procter LLP